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Mr. Keneath Chen                                    Dan Matsui/Eugene Heller
Capital Operation Department                        Silverman Heller Associates
Qiao Xing Universal Telephone, Inc.                 1100 Glendon Avenue PH-1
Huizhou, Guangdong, P.R.C.                          Los Angeles, CA
90024-3503 http://www.qiaoxing.com                  Tel:  (310) 208-2550
E-mail: qxxiao@pub.huizhou.gd.cn                    Fax: (310) 208-0931
Tel:  (011) 86-752-2820268                          E-mail: dmatsui@sha-ir.com
Fax: (011) 86-752-2820260

                          QIAO XING UNIVERSAL TELEPHONE
                       ANNOUNCES CDMA INTERFACE CAPABILITY
                       WITH HUAWEI MOBILE SWITCHING CENTER

HUIZHOU, CHINA (April 2, 2001)-Qiao Xing Universal Telephone, Inc. (Company) (Nasdaq NM: XING) today announced the successful interface of its Qiao Xing-Hyundai CDMA Base Station System with Huawei Corporation's Mobile Switching CENTER, in a move to establish compatibility of its base station, through Huawei switching, with the large-scale CDMA networks being planned in China.

Huawei Corporation serves over 150 million subscribers in China and is also one of the largest telecom equipment manufacturers in the country. Huawei switching centers are in widespread use in Hong Kong and China, including over 30 provinces and regions.

To meet the requirements of constructing a common CDMA network utilizing Qiao Xing's base station and Huawei's switching center, both companies entered into intensive testing, with the results confirming that Qiao Xing's system possesses excellent interface compatibility with Huawei's switching and therefore is an integral component for networks providing basic and supplementary wireless communications services.

Qiao Xing's base station system, utilizing 2.5G CDMA technology, is able to provide a smooth transition from narrow-band CDMA to broad-band, 3G CDMA and meets all technical specifications of the CDMA network to be built by China Unicom.

Qiao Xing Universal chairman, Mr. Rui Lin Wu, commented: "The ability to interface with mobile switching centers in a CDMA network is a key requirement for all CDMA base station systems to be used in China's wireless network. Huawei is one of the most important equipment suppliers in China and has played a prominent role in the past construction of China's telecommunications system.

"The successful interface between the Company's station systems and Huawei's switching centers demonstrates Qiao Xing's capability and readiness to fulfill the needs related to building China's CDMA network and meeting the rapidly-growing demand for CDMA services." Wu concluded.

In August 1995, Qiao Xing Universal Telephone, Inc. became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces 165 models of corded telephones and 25 cordless models. Its sales network is extensive with 1,350 retail store locations throughout China. Ranked #2 in telephone sales in China for 1997 and 1998, the Company achieved the #1 sales ranking for 1999.

                                     -more-

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This press release contains forward-looking statements regarding technological conditions, potential business opportunities and future activities. Such forward-looking information involves important risks and uncertainties that could significantly affect future results. These risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, technological change, and domestic and global general economic conditions.

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